Ads-Tec Energy Public Limited Company

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

November 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance
Office of Manufacturing

Re:	Ads-Tec Energy Public Limited Company Form 20-F for the Fiscal Year Ended December 31, 2023 Response Letter Dated October 15, 2024 File No. 001-41188

Ladies and Gentlemen:

On behalf of Ads-Tec Energy Public Limited Company (the “Company”), I am pleased to submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on November 19, 2024 (the “Comment Letter”) to the above-referenced Annual Report on Form 20-F filed with the Commission by the Company on April 30, 2024 and the Response Letter dated October 15, 2024.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto.

Response Letter Dated October 15, 2024

Company Response to Staff Comment 1, page 1

1.	We note your response to prior comment 1. Please remove the adjustments for provision for an onerous contract and write-down on inventories from your non-IFRS measures as such amounts appear to be normal, recurring operating expenses necessary to operate your business per Question 100.01 of the SEC Staff’s C&DI on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and appreciates the Staff’s continued attention to this matter. After further consideration, the Company advises the Staff that, in future filings, the Company will no longer include adjustments for provision for an onerous contract and write-down on inventories in the Company’s non-IFRS measures.

Please contact me at +49 7022 2522 1480 if I can be of further assistance.

Very truly yours,

Ads-Tec Energy Public Limited Company

By:	/s/ Stefan Berndt-von Buelow
	Name:	Stefan Berndt-von Buelow
	Title:	Chief Financial Officer

cc:	Lynwood E. Reinhardt, Reed Smith LLP
Michael S. Lee, Reed Smith LLP